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                                             File No.: 70-7950

                   CERTIFICATE OF NOTIFICATION

                            (Rule 24)

               SECURITIES AND EXCHANGE COMMISSION

                               BY

          NEW ENGLAND ELECTRIC RESOURCES, INC. (NEERI)

     In accordance with the order of the Securities and Exchange
Commission dated September 4, 1992, the following is a report for the third quarter of 1995:

     1. NEERI is a Massachusetts corporation which was formed in January 1992. NEERI was not capitalized until October 13, 1992 when one thousand shares of NEERI common stock were issued to New England Electric System (NEES).

          To assist Nantucket Electric Company (NEC) in meeting its short-term needs for reliable energy, NEERI provided materials, delivery, installation, interconnection and start-up testing services for a fully automated two unit diesel driven electric generating plant at the existing NEC Airport Generating Station. The work took place at NEC and New England Electric facilities pursuant to a letter agreement and has been completed. The total compensation under the agreement was recognized during the third quarter of 1994. The agreement provides for billing over a three year period at $25,070 per month effective the month immediately following the notice to proceed by NEC. As of September 30, 1995, $501,400 had not yet been billed in accordance with the agreement ($275,770 included in Accounts Receivable and $225,630 included in Deferred Charges and Other Assets).

          In addition, NEERI has entered into a consulting services agreement with NEC to evaluate and refine their Demand Side Management Program. The consulting took place at NEES and NEC facilities. $1,125.00 was recognized during the third quarter.

          NEERI undertook consulting activities for the Hungarian Electricity Board pursuant to Agreements with the Hungarian Electricity Board and the United States Energy Association. The consulting activities took place at New England Electric facilities and in Hungary. $4,048.14 was recognized during the third quarter.

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          NEERI entered into a consulting services agreement
          with REBIS, Inc. to provide consulting services in Walnut Creek, California and at New England Electric facilities. The agreement, which shall be in effect until the end of 1995, provides for monthly billing. No compensation was recognized during the third quarter.

          NEERI entered into a consulting engineering services agreement with International Resources Group Ltd. to write a technical paper on independent transmission projects. The consulting took place at New England Electric facilities. The agreement, which expired in April, 1995, provided for payment upon completion of the work. $7,000.00 was recognized during the third quarter.

          NEERI entered into a consulting services agreement with an entity in the eastern part of the U.S. to gather information on a multi-terminal transmission interconnection in the northeastern part of the U.S. The consulting took place at New England Electric facilities. The agreement, which shall be in effect until December 31, 1995, provides for monthly billing. No compensation was recognized during the third quarter.

          NEERI entered into a consulting services agreement with a non-affiliated electric utility in the Pacific Rim to review a management plan and to perform a study. The consulting took place in the Pacific Rim and at New England Electric facilities. The agreement provides for monthly billing. No compensation was recognized during the third quarter.

          NEERI entered into a consulting arrangement pursuant to a letter agreement with a company in western Europe to assist on a feasibility study for a transmission interconnection for a non-affiliated electric utility in western Europe. The consulting is taking place in western Europe and at New England Electric facilities. The arrangement, which shall be in effect until the work is completed (completion expected in the fourth quarter of 1995), provides for payment upon completion of the work. No compensation was recognized during the third quarter.

          NEERI entered into a consulting services agreement with Hagler Bailly Consulting, Inc. to host an all-day meeting on design and implementation of utility Demand Side Management Programs in the U.S. This agreement expired in September, 1995. $3,000.00 was recognized during the third quarter.

          NEERI entered into a consulting services agreement
          with Technology Assessment Group, Inc. (TAG) to
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          provide consulting services in connection with testing
          and analysis of hydraulic turbine/generators at locations requested by TAG. The agreement, which shall be in effect through December 31, 1996, provides for monthly billing. $4,500.24 was recognized during the third quarter.

     2. As of September 30, 1995, NEES had purchased 1,000 shares of NEERI common stock and made subordinated loans totaling $2,973,999 to NEERI.

     3. As of September 30, 1995, NEERI employed no permanent personnel.

     4. As of September 30, 1995, NEERI had not purchased or received from associate companies of NEES any intellectual property.

     5. Attached in Exhibits A through C are a balance sheet, twelve months ending income statement, and statement of cash flow for NEERI.

          On May 23, 1995, NEERI invested $999,999 in Separation
          Technologies, Inc. (STI). This investment is in the form of 153,846 shares of 6% cumulative convertible preferred stock.

          NEERI has expended $13,335 during the third quarter in research and development activities relating to an environmental technology.

          NEERI has expended approximately $230,499 during the third quarter in connection with preliminary research and development activities relating to potential investments in exempt wholesale generators and foreign utility companies. $89,186 was spent for potential generation investments and $141,313 for potential transmission investments.

          NEERI had invested $250,000 in Quality Power Systems, Inc. (QPS). The investment is in the form of a debenture due June 1, 2004, which may, at NEERI's option, be converted into common stock of QPS. The debenture provides for quarterly interest payments after June 1, 1994, with the first payment due September 1, 1994. At the time of this filing no payment had been received. Due to the uncertainty involved in the payment of interest and repayment of principal, NEERI had written off the investment in the fourth quarter of 1994. QPS is seeking additional financing to bring its product to market. Although NEERI has authority to invest up to an additional $100,000 in QPS, NEERI has decided not to make an additional investment at this time.
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                            SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (Commission's File No. 70-7950) to be signed on its behalf by the undersigned officer thereunto duly authorized.


                           NEW ENGLAND ELECTRIC RESOURCES, INC.


                               s/ John G. Cochrane
                           By: _________________________________
                               John G. Cochrane
                               Treasurer


Date:  November 13, 1995